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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER

8-32155

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018**   AND ENDING **12/31/2018**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ADVISORY GROUP EQUITY SERVICES, LTD.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 WASHINGTON ST, STE 407

(No. and Street)

WOBURN	**MA**	**01801**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM H. MCCANCE   781-933-6100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CREE ALESSANDRI & STRAUSS, CPAs, LLC

(Name – *if individual, state last, first, middle name*)

20 WALNUT ST STE 301	**WELLESLEY HILLS**	**MA**	**02481**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, WILLIAM H. MCCANCE _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ADVISORY GROUP EQUITY SERVICES, LTD. _____ , as
of DECEMBER 31 _____ , 20 2018 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                              Signature

                    _____   President
                        Notary Public   Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advisory Group Equity Services, LTD

Index

Advisory Group Equity Services, LTD
Statement of Financial Condition
December 31, 2018

Assets

Current assets

Cash and cash equivalents	$	364,511
Cash, restricted		100,068
Commissions receivable, net of $0 allowance		579,031
Investments		10,003
Prepaid charges and other current assets		267,891
Total current assets		1,321,504
Furniture and equipment, at cost		99,031
Less: accumulated depreciation		62,735
		36,296
Security deposit		11,400
Total assets	$	1,369,200

Liabilities and Shareholder's Equity

Current liabilities

Commissions & accounts payable	$	628,924
Note payable- premium finance		119,361
Accrued expenses		19,995
Deferred revenue		16,000
Deferred registered representative fees		71,956
Total current liabilities		856,236

Shareholder's equity

Common stock, no par value, 15,000 shares authorized, 100 shares issued and outstanding	6,500
Additional paid in capital	647,159
Deficit	(140,695)
Total shareholder's equity	512,964
Total liabilities and shareholder's equity	$ 1,369,200

The Report of the Independent Registered Public Accounting Firm and
notes are an integral part of these financial statements.

2

Advisory Group Equity Services, LTD
Statement of Operations
For The Year Ended December 31, 2018

Revenues:

M & A Advisory Fees	$ 9,906,177
Commission & Brokerage Income	8,533,484
Other income	215,746
Interest and dividend income	680
Total revenue	18,656,087

Operating expenses:

Commission expenses	16,185,565
Employees compensation and benefits	1,222,078
Professional fees	375,857
Clearance fees	334,201
Office expenses	115,230
Regulatory fees	98,589
Due diligence expense	85,925
Occupancy expense	71,900
Communications and technology	60,937
Insurance	60,722
Other operating expenses	36,540
Travel and entertainment	28,052
Meetings	13,853
Depreciation	7,869
Education and training	5,804
Postage and delivery	5,224
Total operating expenses	18,708,346

Net loss for year	$ (52,259)

The Report of the Independent Registered Public Accounting Firm and
notes are an integral part of these financial statements.

Advisory Group Equity Services, LTD
Statement of Changes in Equity
For the Year Ended December 31, 2018

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Comprehensive Income	Total
Balance, December 31, 2017	$ 6,500	$ 647,159	$ (89,133)	$ 697	$ 565,223
Additional paid in capital	-	-	-	-	-
Net loss for year	-	-	(52,259)		(52,259)
Balance, December 31, 2018	$ 6,500	$ 647,159	$ (141,392)	$ 697	$ 512,964

The Report of the Independent Registered Public Accounting Firm and
notes are an integral part of these financial statements.

4

Advisory Group Equity Services, LTD
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:		
Net income for year	$	(52,259)
Adjustments to reconcile income to net		
cash provided/(used) by operating activities:		
Depreciation		7,869
(Increase) decrease in:		
Commissions receivable		15,554
Prepaid expenses		(8,859)
Commissions payable		59,511
Accounts payable and accrued expenses		6,594
Deferred registered representative fees		(37,738)
Deferred revenue		(9,000)
Net cash provided by operating activities		(18,328)
Cash flows from investing activities :		
Purchase equipment		(15,066)
Net cash used by financing activities		(15,066)
Cash flows from financing activities:		
Decrease insurance premium financing		(18,691)
Net cash provided by financing activities		(18,691)
Net decrease in cash and cash equivalents		(52,085)
Cash and cash equivalents, beginning of the year		516,664
Cash and cash equivalents, end of the year	$	464,579
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	4,056

The Report of the Independent Registered Public Accounting Firm and
notes are an integral part of these financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
    Advisory Group Equity Services, LTD

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Advisory Group Equity Services, LTD as of December 31, 2018, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Advisory Group Equity Services, LTD, as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Advisory Group Equity Services, LTD's management. Our responsibility is to express an opinion on Advisory Group Equity Services, LTD's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Advisory Group Equity Services, LTD in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 (page 10), has been subjected to audit procedures performed in conjunction with the audit of Advisory Group Equity Services, LTD's financial statements. The supplemental information is the responsibility of Advisory Group Equity Services, LTD's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I- Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cree Alessandri + Strauss

We have served as Advisory Group Equity Services, LTD's auditor since December 31, 2018.

Cree Alessandri & Strauss CPAs LLC
February 21, 2019

1

Note 1 – Nature of Business

Advisory Group Equity Services, LTD. (the Company) was formed June 25, 1984 as a Massachusetts corporation. The Company is a registered securities broker/dealer engaged in securities trading and sales, retail brokerage and other financial services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and clears its customer accounts through INTL Custody & Clearing Solutions, Inc. (formerly Sterne, Agee & Leach, Inc.) SEC No. 8-40771, another broker/dealer, on a fully disclosed basis.

The Company is a wholly-owned subsidiary of TAG Group, Inc.

Note 2 – Significant Accounting Policies

Basis of accounting:

The accompanying financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents

The Company considers deposits and short-term debt securities with maturities of ninety days or less to be cash and cash equivalents.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. The Company's parent has elected to file the consolidated federal and income tax returns as an S-Corporation under the Internal Revenue Code and to treat the Company as a qualified subchapter S subsidiary ("QSUB"). With this election all income is reported by the shareholders of the parent company on their individual income tax returns.

The Organization adopted, "Accounting for Uncertainty of Income Taxes", which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. The Organization has no uncertain tax positions during the year ended December 31, 2018.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2018, the Company had no funds in excess of the FDIC insured limit on deposit at one institution. The Company has not experienced any losses in such accounts.

The Company maintains cash balances in accounts that are not insured by the FDIC. At December 31, 2018 the uninsured cash balances in those accounts totaled $29,931.

NOTE 2 - Significant Accounting Policies (continued)

Revenue and Cost Recognition

The Company recognizes commission income and related expenses on a settlement date basis, which is the industry standard. Accounting principles generally accepted in the United States of America require trade date presentation. Income and related expenses as a result of settlement date to trade date conversion are immaterial to the financial statements.

Uncollectible Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible amounts. An allowance for uncollectable commissions receivable was not considered necessary as of December 31, 2018.

Furniture, Equipment, and Leasehold Improvements

Acquisitions of property and equipment are stated at cost. Any expenditure for repairs, maintenance, renewals, and betterments that enhance the useful lives of the assets are capitalized and depreciated. Depreciation is provided based on accelerated and straight-line methods over the estimated useful lives of the assets. The estimated useful lives of furniture and equipment are 5 to 7 years and 15 years for leasehold improvements.

Note 3 – Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires maintaining minimum net capital of $50,000 or six and two thirds percent of "aggregated debt items" whichever is greater, as defined. As of December 31, 2018, the Company had a net capital requirement of $57,082.

To be incompliance with this rule, the Company's ratio of aggregated indebtedness to net capital must not exceed 15 to 1. At December 31, 2018, the ratio of the Company's aggregate indebtedness to net capital was 8.5414 to 1.

Note 4 - Fair Value Measurements

The "Fair Measurements and Disclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. FASB ASC 820 requires disclosures of the fair values of most financial instruments for which it is practicable to estimate that value. The scope of FASB ASC 820 excludes certain financial instruments such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under FASB ASC 820 approximate the carrying amounts presented in the Statement of Financial Condition.

The three levels of the fair value hierarchy under FAS 157 and its applicability to the Company are described:

- Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities the Company has the ability to assess. As required by the FASB "Fair Value Measurements and Disclosures" topic, the Company does not adjust the quoted prices for these investments even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Note 4 - Fair Value Measurements (continued)

- Level 2 - Pricing inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly for substantially the full term through corroborations with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to those investments.

- Level 3 – Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

At December 31, 2018 the Company's investment in a common stock was listed at a Level 1 fair value of $10,003. This value includes an unrealized gain of $697 recorded in a prior year. No change in fair value was recorded for the year ended December 31, 2018.

Note 5 – Lease Commitments

The Company leases its facility under an agreement expiring January 30, 2024. The annual rental under this agreement is $56,544, paid in monthly installments of $4,712.

The Company leases a copier with a monthly payment of $600. The lease will expire in September 2020.

Future annual minimum rental payments under these leases over the next five years are as follows:

Year	Amount
2019	$ 63,744
2020	62,544
2021	56,544
2022	56,544
2023	56,544
Thereafter	4,712

Note 6 – Subsequent Events

Management has evaluated events and transactions occurring after the date of the Statement of Financial Condition through February 21, 2019, which is the date the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the Statement of Financial Condition through the date of management's review substantially affect the amounts and disclosure of the accompanying financial statements.

Cree Alessandri & Strauss
Certified Public Accountants LLC

Review Report of Independent Registered Public Accounting Firm (required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3)

To: Board of Directors of
Advisory Group Equity Services, LTD

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Advisory Group Equity Services, LTD identified the following provisions of 17 C.F.R. §15c3-3(k) under which Advisory Group Equity Services, LTD claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) (exemption provisions) and (2) Advisory Group Equity Services, LTD stated that Advisory Group Equity Services, LTD met the identified exemption provisions throughout the most recent fiscal year from January 1, 2018 to December 31, 2018, without exception. Advisory Group Equity Services, LTD's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Advisory Group Equity Services, LTD's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cree Alessandri & Strauss

Cree Alessandri & Strauss CPAs LLC
February 21, 2019

9

 **FINANCIAL SERVICES**

ADVISORY GROUP EQUITY SERVICES, LTD. • MEMBER FINRA/SIPC/MSRB

444 Washington Street, Suite 407
Woburn, MA 01801
Toll Free: (866) 661-0130
Tel: (781) 933-6100
Fax: (781) 933-6101
www.agesbrokerage.com

December 31, 2018

Michael J. Alessandri, CPA
Cree Alessandri & Strauss CPA LLC
20 Walnut Street, Suite 301
Wellesley Hills, MA 02481

Re: Advisory Group Equity Services, Ltd. Exemption Report

Dear Mr. Alessandri:

This statement is to notify you that, to the best knowledge and belief of Advisory Group Equity Services, Ltd., our firm claims an exemption under 17 CFR 240. 15c3-3(k)(2)(ii).

Pursuant to 17 CFR 240. 15c3-3(k)(2)(ii), Advisory Group Equity Services, Ltd, is an introducing broker/dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240. l 7a-3 and 240. 17a-4 of Chapter [17] as are customarily made and kept by a clearing broker or dealer.

Advisory Group Equity Services, Ltd. has met the exemption provisions of 17 CPR 240. 15c3- 3(k)(2)9ll) throughout the most recent fiscal year without exception.

Sincerely,

William H. McCance
President

9a

Advisory Group Equity Services, LTD
Schedule I
Computation of Net Capital Under
Rule 15c3-1 of the Securities and
Exchange Commission Act of 1934

December 31, 2018

Net Capital:		
Total stockholder equity qualified for net capital	$	512,964
Deduction for non-allowable assets		(412,719)
Net capital before haircuts		100,245
Less: Haircuts		-
Net capital		100,245
Minimum capital requirement		(57,082)
Excess net capital	$	43,163
Aggregate indebtedness:		
Liabilities	$	856,236
Ratio of aggregate indebtedness to net capital		854.14%
Unaudited computation of net capital	$	100,245
Audited computation of net capital	$	100,245

SCHEDULE II

BROKER OR DEALER		
ADVISORY GROUP EQUITY SERVICES LTD.	as of	12/31/18

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below   the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable   annuities only) $_____ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive   Benefit of customers" maintained . . . . _____ [4560]

C. (k) (2) (ii) - All customer transactions cleared through   another broker-dealer on a fully disclosed basis.

    Name(s) of Clearing Firm(s) - Please separate multiple names   with a semi-colon

    INTL CUSTODY & CLEARING SOLUTIONS, INC [4335]   X [4570]

D. (k) (3) - Exempted by order of the Commission . . . . _____ [4580]

Ownership Equity and Subordinated Liabilities maturing or   proposed to be withdrawn within the next six months and accruals, (as defined   below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ _____ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during   the six month period following the report date, regardless of whether or not the capital   contribution is expected to be renewed. The schedule must also include proposed capital withdrawals   scheduled within the six month period following the report date including the proposed   redemption of stock and payments of liabilities secured by fixed assets (which are considered   allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required   by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

    1. Equity Capital

    2. Subordinated Liabilities

    3. Accruals

    4. 15c3-1(c) (2) (iv) Liabilities

**Independent Registered Public Accounting Firm Report
on Agreed-Upon Procedures on schedule of
assessments and payments (Form SIPC 7)**

To the Board of Directors of
Advisory Group Equity Services, LTD
Woburn, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Advisory Group Equity Services, LTD and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation – (Form SIPC-7) of Advisory Group Equity Services, LTD for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Advisory Group Equity Services, LTD compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Advisory Group Equity Services, LTD's management is responsible for the Advisory Group Equity Services, LTD's compliance with those requirements. This agreed- upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences:

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences, and;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

12

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cree Alessandri & Strauss

Cree Alessandri & Strauss CPAs LLC
February 21, 2019

Cree Alessandri & Strauss, Certified Public Accountants LLC
20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*******1035*********************MIXED AADC 220
32155 FINRA DEC
ADVISORY GROUP EQUITY SERVICES LTD
SERVICES LTD
444 WASHINGTON ST STE 407
WOBURN, MA 01801-1072

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

BRUCE Fox 781-933-6100

2. A. General Assessment (item 2e from page 2) $ _23,451_

   B. Less payment made with SIPC-6 filed (**exclude Interest**)   (_10,068_)

   _7/30/2018_
   Date Paid

   C. Less prior overpayment applied   (_—_)

   D. Assessment balance due or (overpayment)   _13,383_

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _—_

   F. Total assessment balance and interest due (or overpayment carried forward) $ _13,383_

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐   Funds Wired ☐   ACH ☑
   Total (must be same as F above) $ _13,383_

   H. Overpayment carried forward $(_—_)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ADVISORY GROUP EQUITY SERVICE, LTD
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _21_ day of _February_, 20 _19_.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ *18,656,087*

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts. —

Total additions —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. *2,805,259*

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. —

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):
REGISTERED REP FEES - $ 47,615 ; OTHER - $ 1,424
AFFILIATE MGMT FEES - $ 74,000 ; Conference fees $67,155 *190,194*
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ *4,046*

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ *26,954*

Enter the greater of line (i) or (ii) *26,954*

Total deductions *3,022,407*

2d. SIPC Net Operating Revenues $ *15,633,680*

2e. General Assessment @ .0015 $ *23,451*

(to page 1, line 2.A.)

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